UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ________)*
Zillow, Inc.
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
98954A107
(CUSIP Number)
Bernard Stanton, Caledonia (Private) Investments Pty Limited; Level
18, Gateway, One Macquarie Place, Sydney NSW 2000 Australia;
+612 9255 7608
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
March 8, 2013
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
?  Rule 13d-1(b)
?  Rule 13d-1(c)
?  Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






CUSIP No. 98954A107

13G

Page 1 of 4 Pages











1.

NAMES OF REPORTING PERSONS:   Caledonia (Private)
Investments Pty Limited
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
(ENTITIES ONLY)

Not applicable


2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP
(see instructions)
(a)
(b)


3.

SEC USE ONLY



4.

CITIZENSHIP OR PLACE OF ORGANIZATION

Australia








NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

5.

SOLE VOTING POWER

4,214,869


6.

SHARED VOTING POWER

0


7.

SOLE DISPOSITIVE POWER

4,214,869


8.

SHARED DISPOSITIVE POWER

0






9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON

4,214,869


10.

CHECK IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES
(see instructions)


11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(9)

15.92%


12.

TYPE OF REPORTING PERSON (see instructions)

FI













CUSIP No. 98954A107

13G

Page 2 of 4 Pages





Item 1.

(a)
Name of Issuer
Zillow, Inc.




(b)
Address of Issuer's Principal Executive Offices
1301 Second Avenue, Floor 31, Seattle, Washington, 98101



Item 2.

(a)
Name of Person Filing
Caledonia (Private) Investments Pty Limited




(b)
Address of the Principal Office or, if none, residence
Level 18, Gateway, One Macquarie Place, Sydney  NSW  2000,
Australia




(c)
Citizenship
Australia




(d)
Title of Class of Securities
Class A Common Stock




(e)
CUSIP Number
98954A107



Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)

Broker or dealer registered under section 15 of the Act (15 U.S.C.
78o).





(b)

Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).





(c)

Insurance company as defined in section 3(a)(19) of the Act (15
U.S.C. 78c).





(d)

Investment company registered under section 8 of the Investment
Company Act of 1940 (15 U.S.C. 80a-8).





(e)

An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);





(f)

An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);





(g)

A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);





(h)

A savings associations as defined in Section 3(b) of the Federal
Deposit Insurance Act (12 U.S.C. 1813);





(i)

A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);





(j)

Group, in accordance with 240.13d-1(b)(1)(ii)(J).








Item 4.  Ownership.

		Page 3 of 4 Pages
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.







(a)

Amount beneficially owned:  4,214,869






(b)

Percent of class:  15.92%






(c)

Number of shares as to which the person has:








(i)
Sole power to vote or to direct the vote 4,214,869.








(ii)
Shared power to vote or to direct the vote 0.








(iii)
Sole power to dispose or to direct the disposition of 4,214,869.








(iv)
Shared power to dispose or to direct the disposition of 0.





Instruction. For computations regarding securities which represent a right to acquire an underlying security see 240.13d-3(d)(1).
Item 5.  Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following Instruction. Dissolution of a group requires a response to this item.
Item 6.  Ownership of More than Five Percent on Behalf of Another
Person.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
Company.
Item 8.  Identification and Classification of Members of the Group.
Item 9.  Notice of Dissolution of Group.
Item 10.  Certification.





(a)

The following certification shall be included if the statement is filed pursuant to 240.13d-1(b):








By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.







(b)

The following certification shall be included if the statement is filed pursuant to 240.13d-1(c):








By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.












CUSIP No. 98954A107

13G

Page 4 of 4 Pages





   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

03/11/2013
Date

/s/ Bernard Stanton
Signature

Bernard Stanton, Director, on
behalf of Caledonia (Private)
Investments Pty Limited
Name/Title